Exhibit 99.1

Siyata Mobile Announces Delisting from TSX Venture Exchange

VANCOUVER, British Columbia, Oct. 16, 2020 (GLOBE NEWSWIRE) -- Siyata Mobile Inc. (NasdaqCM: SYTA, SYTAW) (TSX-V:SIM) (“Siyata” or the “Company”) announces that the TSX Venture Exchange (“TSXV”) has confirmed that effective at the close of market on Monday, October 19, 2020, the common shares of the Company will be delisted from the TSXV, at Siyata’s request.

As previously announced, the common shares of the Company and warrants issued in connection with its U.S. initial public offering began trading on the NASDAQ Capital Market (“NASDAQ”) under the symbols “SYTA” and “SYTAW”, respectively, on September 25, 2020.

The current shareholders of Siyata will be able to continue to trade their common shares on NASDAQ and will not be impacted by the delisting from the TSXV. You are urged to contact your broker or registered representative with any questions. The Company will continue to be a reporting issuer in Canada, and will continue to make all necessary regulatory filings, which are available on SEDAR.

Marc Seelenfreund, CEO of Siyata commented, “We are excited to begin this new chapter for Siyata, and with our recent successful public offering in the U.S. and our NASDAQ listing, we continue to eye the growth of our business in the U.S. with the support of the North American capital markets. We have received tremendous support from our very strong investor base in Canada and will continue to work to build value for all of our stakeholders.”

About Siyata

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular (PTT) devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to improve communication, increase situational awareness and save lives. Its portfolio of enterprise cellular booster systems enables first responders and enterprise workers to amplify its cellular signal in remote areas, inside structural buildings where signals are weak and within vehicles for maximum cellular signal strength possible. Visit www.siyatamobile.com and http://www.unidencellular.com/ to learn more.

Forward Looking Statements

The information contained herein includes forward-looking statements. These statements relate to future events or to our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The forward-looking statements in this news release include statements relating to the Company’s expectations regarding the delisting of its common shares from the TSXV. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could, and likely will, materially affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects our current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. The safe harbor for forward-looking statements contained in the Securities Litigation Reform Act of 1995 protects companies from liability for their forward-looking statements if they comply with the requirements of the Act.

Investor Relations:
Arlen Hansen
Kin Communications
1-866-684-6730
SIM@kincommunications.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.